GENTING BERHAD

Exemption No. 82-4962

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : MA 30022.

02 JUL 11 AM 12:45

9 July 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

BY FAX
FAX # 001-202-942-9525

02042506

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by Commerce International Merchant Bankers Berhad on behalf of the Company in respect of the Proposed Executive Share Option Scheme for Eligible Executives and Executive Directors of Genting Berhad and its subsidiaries for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

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Encls...
\\GB\SYS\USERS\SEC\ELIE\Letters\ADR.doc

Exemption No. 82-4962

Form Version 2.0

General Announcement

Initiated by MB_CIMB3 on 08/07/2002 11:48:10 AM
Submitted by MB_CIMB3 on 08/07/2002 05:06:14 PM
Reference No MM-020708-42489
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

New Announcement

Submitting Merchant Bank (if applicable)	:	COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	GENTING BERHAD
* Stock name	:	GENTING
* Stock code	:	3182
* Contact person	:	LEE CHEE KHOON
* Designation	:	ASSISTANT MANAGER
* Contact number	:	03-2084 8675
E-mail address	:	cheekhoon@cimb.com.my

* Type : Announcement

* Subject :

GENTING BERHAD ("GB")

PROPOSED EXECUTIVE SHARE OPTION SCHEME FOR ELIGIBLE EXECUTIVES AND EXECUTIVE DIRECTORS OF GB AND ITS SUBSIDIARIES ("PROPOSED ESOS")

* **Contents :-**

We refer to the announcements dated 28 August 2001 and 29 April 2002 on the above.

On behalf of GB, Commerce International Merchant Bankers Berhad is pleased to announce that the Securities Commission had, vide its letter dated 3 July 2002, approved an extension of time for the implementation of the Proposed ESOS for another six (6) months to 28 November 2002.

This announcement is dated 8 July 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: